EXHIBIT 99.1

Standard Lithium Advances South West Arkansas Project: Definitive Feasibility Study and Front-End Engineering Design Firm Chosen

VANCOUVER, British Columbia, Jan. 24, 2024 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE American:SLI) (FRA:S5L), a leading near-commercial lithium development company, today announced the selection of Ausenco Engineering Canada ULC (“Ausenco”) to complete the Definitive Feasibility Study (“DFS”) and Front-End Engineering and Design (“FEED”) services for the South West Arkansas (“SWA”) Project.

“We are focused on progressing our project portfolio,” said Andy Robinson, President and Chief Operating Officer of Standard Lithium. “Despite recent headwinds in the global lithium macroeconomic environment, our projects remain very attractive. Based on our Preliminary Feasability Study (‘PFS’) results, the SWA Project is expected to sit at the lower end of the cost curve in comparison to other lithium projects. The selection of Ausenco for the SWA Project’s DFS and FEED was a critical next step for us to advance the Project and maintain development and construction timelines. Their practical experience in lithium brine projects, combined with our proven expertise of DLE in the Smackover, is expected to drive a successful Feasibility and FEED process, and we are pleased to work with a world-class engineering firm to guide the design of the SWA Project to deliver the next generation of lithium production in America.”

The SWA Project is expected to be one of the world’s first commercial scale DLE projects located in the Smackover Formation in the heartland of America in southwest Arkansas. The recently completed PFS for the SWA Project demonstrated robust economics and the potential to produce up to 35,000 tonnes per annum (“tpa”) of battery-quality lithium hydroxide over a 20-year operating life. SWA includes some of the highest reported lithium brine concentrations in North America with a maximum lithium grade of 597 mg/L and an average of 437 mg/L.

Ausenco is a global company focused on delivering innovative, value-added engineering studies, project delivery, asset operations and maintenance solutions to the mining and metals, oil and gas and industrial sectors. Standard Lithium selected Ausenco as the preferred DFS and FEED contractor based on the results of a competitive process and taking into consideration Ausenco’s extensive, global lithium brine project experience. The combination of Ausenco’s experience with lithium brines and Standard Lithium’s knowledge of extracting lithium from Smackover brines will enable the development of a robust flowsheet for the SWA Project.

The scope for the FEED includes design and development of technical solutions for the proposed 30,000 plus tpa lithium hydroxide plant and related infrastructure for the extraction facility in addition to a comprehensive DFS report suitable for NI 43-101 reporting. The FEED is also expected to inform the template for Standard Lithium’s future development plans for additional Smackover assets including in East Texas.

Qualified Person

Steve Ross, P.Geol., a qualified person as defined by National Instrument 43-101, and Vice President Resource Development for the Company, has reviewed and approved the relevant scientific and technical information in this news release.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States. The Company prioritizes brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. The Company aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully-integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s signature projects, the Phase 1A Project and the South West Arkansas Project, are located on the Smackover Formation in southern Arkansas, a region with a longstanding and established brine processing industry. The Company has also identified a number of highly prospective lithium brine project areas in the Smackover Formation in East Texas and began an extensive brine leasing program in the key project areas. In addition, the Company has an interest in certain mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

Investor and Media Inquiries

Allysa Howell
Vice President, Corporate Communications
+1 720 484 1147
a.howell@standardlithium.com